Exhibit 99.1

Intchains Group Limited Announces Entry into Agreement for Registered Direct Offering of its ADSs and Warrants

Intchains Group Limited (Nasdaq: ICG) (“we,” “us” or the “Company”), a company that engages in the provision of altcoin mining products, the strategic acquisition and holding of Ethereum-based cryptocurrencies, and the active development of innovative Web3 applications, today announced it has entered into a securities purchase agreement (the “Purchase Agreement”) with an institutional investor (the “Institutional Investor”) for a registered direct offering of 361,011 of its American Depositary Shares (“ADSs”), each ADS representing two Class A ordinary shares of the Company (the “Class A Ordinary Shares”) at US$2.77 per ADS. The Company has also agreed to issue to the Institutional Investor warrants (the “Warrants” and, together with the ADSs, the “Securities”) to purchase up to an aggregate of 361,011 ADSs (representing 722,022 Class A Ordinary Shares), at an exercise price of $2.77 per ADS. The Warrants are exercisable at any time on or after the date of issuance and expire five years from the date of issuance. In addition, pursuant to the Purchase Agreement, we have agreed, subject to certain exceptions, to grant the Institutional Investor an additional purchase option to purchase up to an aggregate of $1.0 million of additional ADSs at the applicable per ADS purchase price determined pursuant to the terms of the Purchase Agreement or at a price mutually agreed to by the parties. The Institutional Investor may exercise this option in whole or in part at any time during the period commencing on the effective date until 60 days after the closing of this offering, provided that the Institutional Investor may exercise this option only once during such period.

The gross proceeds to the Company from the registered direct offering are estimated to be approximately $1.0 million before deducting the placement agent’s fees and other estimated offering expenses payable by the Company.

The offering is expected to close on or about March 27, 2025, subject to customary closing conditions.

The net proceeds from this offering will be used for upgrading our offerings of altcoin mining machines, with the remaining proceeds allocated to working capital and other general corporate purposes that support our long-term goals.

The Benchmark Company, LLC is acting as the exclusive placement agent in connection with this Offering. These Securities are being offered through a prospectus supplement and a base prospectus pursuant to the Company’s effective shelf registration statement on Form F-3 (File No. 333-279865), filed with the Securities and Exchange Commission (the “SEC”) on May 31, 2024, and declared effective on August 5, 2024 (the “Registration Statement”).

A prospectus supplement related to the offering will be filed with the SEC. This press release does not constitute an offer to sell or the solicitation of an offer to buy, and these securities cannot be sold in any state in which this offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Any offer will be made only by means of a prospectus, including a prospectus supplement, forming a part of the effective Registration Statement.

About Intchains Group Limited

Intchains Group Limited is a company that engages in the provision of altcoin mining products, the strategic acquisition and holding of Ethereum-based cryptocurrencies, and the active development of innovative Web3 applications. For more information, please visit the Company’s website at: https://intchains.com/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Forward-looking statements include, but are not limited to, statements about: (i) our goals and strategies; (ii) our future business development, formed condition and results of operations; (iii) expected changes in our revenue, costs or expenditures; (iv) growth of and competition trends in our industry; (v) our expectations regarding demand for, and market acceptance of, our products; (vi) general economic and business conditions in the markets in which we operate; (vii) relevant government policies and regulations relating to our business and industry; (viii) fluctuations in the market price of ETH-based cryptocurrencies; gains or losses from the sale of ETH-based cryptocurrencies; changes in accounting treatment for the Company’s ETH-based cryptocurrencies holdings; a decrease in liquidity in the markets in which ETH-based cryptocurrencies are traded; security breaches, cyberattacks, unauthorized access, loss of private keys, fraud, or other events leading to the loss of the Company’s ETH-based cryptocurrencies; impacts to the price and rate of adoption of ETH-based cryptocurrencies associated with financial difficulties and bankruptcies of various participants in the industry; and (ix) assumptions underlying or related to any of the foregoing. Investors can identify these forward-looking statements by words or phrases such as “may,” “could,” “will,” “should,” “would,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “project” or “continue” or the negative of these terms or other comparable terminology. Any forward-looking statement made by us in this press release is per information currently available to us and speaks only as of the date on which it is made. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For investor and media inquiries, please contact:

Intchains Group Limited

Investor relations

Email: ir@intchains.com

Redhill

Belinda Chan

Tel: +852-9379-3045

Email: belinda.chan@creativegp.com